Q1 2008
Scotiabank reports first quarter earnings of $835 million
First quarter financial measures compared to the same period a year ago:
–	Earnings per share (diluted) of $0.82, compared to $1.01

–	Net income of $835 million, versus $1,020 million

–	Return on equity of 18.3%, compared to 22.1%

–	Productivity ratio of 56.5%, versus 53.6%
TORONTO, March 4, 2008 – Scotiabank recorded first quarter net income of $835 million, down $185 million or 18% from the same period last year. Diluted earnings per share (EPS) were $0.82 compared to $1.01 in the same period a year earlier, down 19%. Return on equity was 18.3% compared to 22.1% last year.
     “While we had anticipated the first quarter to be difficult, results were weaker than expected,” said Rick Waugh, President and CEO. “This was due primarily to substantial volatility in global financial markets. Our exposure to these stressed markets is modest and well diversified, but our portfolios did experience some valuation writedowns.
     “We continued to experience solid core growth in our Domestic and International Banking platforms, but our results in Scotia Capital were negatively affected by the market volatility. In Domestic Banking, average assets rose 14%, driven by growth and increased market share in mortgages, personal deposits and mutual funds. International Banking also experienced strong asset growth of seven per cent due to organic growth and our acquisition in Chile, despite the negative impact of foreign currency translation. Mexico’s earnings contribution was lower this quarter, due largely to increased loan loss provisions, unusually high taxes, as well as the negative effect of the stronger Canadian dollar.
     “The unsettled capital markets affected certain of the Bank’s portfolio positions and also led to an increase in funding costs, thereby reducing the Bank’s interest margin compared to a year ago. The steep rise of the Canadian dollar versus the U.S. dollar from 85 cents to par over the past year had the impact of reducing our foreign currency earnings,” Mr. Waugh said. “We also took prudent actions to ensure our portfolios reflect current market valuations.
     “Notwithstanding the current volatility, particularly in widening credit spreads, capital markets are expected to improve somewhat in the second half of the year. Funding costs have begun to improve, asset growth remains strong in all three of our business lines, and increased attention to managing costs supports our confidence going forward. As well, the pressure of the rapid rise of the dollar in 2007 will have a much reduced impact in the second half of the year, as we anticipate the Canadian dollar to stay within its current range.
     “We are confident that we are taking action to meet the current challenges head on and, hence, are maintaining the objectives that we established at the beginning of the year.”
Year-to-date performance versus our key 2008 financial and operational objectives was as follows:
1.	TARGET: Earn a return on equity (ROE)(1) of 20 to 23%. For the three months Scotiabank earned an ROE of 18.3%.

2.	TARGET: Generate growth in earnings per common share (diluted) of 7 to 12%. Our year-over-year growth in earnings per share was negative 19%.

3.	TARGET: Maintain a productivity ratio(1) of less than 57%. Scotiabank’s ratio was 56.5% for the three months.

4.	TARGET: Maintain sound capital ratios. At 9.0%, Scotiabank’s Tier 1 capital ratio remains strong by Canadian and international standards.

(1)	Refer to non-GAAP measures discussion on page 6.

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 32 for details.

FINANCIAL HIGHLIGHTS

	As at and for the three months ended
	January 31	October 31	January 31
(Unaudited)	2008	2007	2007

Operating results ($ millions)
Net interest income	1,814	1,716	1,776
Net interest income (TEB(1))	1,932	1,932	1,881
Total revenue	2,839	3,078	3,109
Total revenue (TEB(1))	2,957	3,294	3,214
Provision for credit losses	111	95	63
Non-interest expenses	1,669	1,792	1,724
Provision for income taxes	193	204	277
Provision for income taxes (TEB(1))	311	420	382
Net income	835	954	1,020
Net income available to common shareholders	814	938	1,012

Operating performance
Basic earnings per share ($)	0.83	0.95	1.02
Diluted earnings per share ($)	0.82	0.95	1.01
Return on equity (%)(1)	18.3	21.0	22.1
Productivity ratio (%) (TEB(1))	56.5	54.4	53.6
Net interest margin on total average assets (%) (TEB(1))	1.79	1.87	1.91

Balance sheet information ($ millions)
Cash resources and securities	130,893	118,030	126,899
Loans and acceptances	260,501	238,685	222,690
Total assets	449,422	411,510	396,470
Deposits	316,797	288,458	277,019
Preferred shares	1,865	1,635	945
Common shareholders’ equity	18,128	17,169	18,850
Assets under administration	195,155	195,095	203,067
Assets under management	31,704	31,403	29,158

Capital measures(2)
Tier 1 capital ratio (%)	9.0	9.3	10.4
Total capital ratio (%)	10.2	10.5	11.7
Tangible common equity to risk-weighted assets(1) (%)	7.2	7.2	8.4
Risk-weighted assets ($ millions)	234,876	218,337	206,843

Credit quality
Net impaired loans(3) ($ millions)	689	601	579
General allowance for credit losses ($ millions)	1,298	1,298	1,323
Net impaired loans as a % of loans and acceptances(3)	0.26	0.25	0.26
Specific provision for credit losses as a % of average loans and acceptances (annualized)	0.18	0.16	0.12

Common share information
Share price ($)
High	54.00	53.49	53.39
Low	43.10	46.70	48.80
Close	48.19	53.48	50.76
Shares outstanding (millions)
Average – Basic	985	983	991
Average – Diluted	992	991	1,001
End of period	985	984	993
Dividends per share ($)	0.47	0.45	0.42
Dividend yield (%)	3.9	3.6	3.3
Dividend payout ratio(4)(%)	56.9	47.1	41.2
Market capitalization ($ millions)	47,487	52,612	50,397
Book value per common share ($)	18.40	17.45	18.99
Market value to book value multiple	2.6	3.1	2.7
Price to earnings multiple (trailing 4 quarters)	12.5	13.2	13.5

Other information
Employees(5)	62,002	58,113	54,889
Branches and offices	2,488	2,331	2,225

(1)	Non-GAAP measure. Refer to page 6 for a discussion of these measures.

(2)	Effective November 1, 2007, regulatory capital ratios are determined in accordance with Basel II rules. Comparative amounts for prior periods were determined in accordance with Basel I rules.

(3)	Net impaired loans are impaired loans less the specific allowance for credit losses.

(4)	Represents common dividends for the period as a percentage of the net income available to common shareholders for the period.

(5)	Certain amounts for prior periods have been restated to include final numbers for all new acquisitions.
2       Scotiabank First Quarter Report 2008

MESSAGE TO STAKEHOLDERS
Strategies for success
The first quarter of 2008 was challenging for banks, including Scotiabank. While Domestic Banking and International Banking experienced solid core growth, results for Scotia Capital and for the Bank overall were negatively affected by the turbulence in global financial markets, particularly credit markets.
     We are meeting these challenges by continuing to invest in revenue generating opportunities, emphasizing our traditional focus on controlling expenses, and remaining focused on executing our strategy.
     Our overarching strategy is to continually build on our current business model of three strong business lines. We are committed to growing each of our businesses, while maintaining a high level of diversification. In executing our strategy, our approach balances the interests of our shareholders, customers, employees and communities; reflects our core strengths — including risk and expense management; and concentrates on three key priorities: driving sustainable revenue growth, effective capital management and leadership development.
     Each of our businesses made demonstrable progress on these priorities during the quarter, and we have highlighted several key achievements on the following page. In particular, we continued to use our capital to fund opportunities and acquisitions that will further our growth objectives. In this respect, we closed two previously announced transactions — a $1.0 billion deal to acquire 99.5 per cent of Banco del Desarrollo, Chile’s seventh-largest bank, and the acquisition of a controlling interest in BBVA Crecer AFP, the Dominican Republic’s largest pension fund administrator in number of affiliates, and its related insurance company, BBVA Seguros.
     We are proud that Scotiabank continues to be recognized as one of Canada’s top employers in The Globe and Mail Report on Business Magazine’s annual ranking. And we remained active supporters of the communities where we live and work.
     Overall, we remain confident about the future and, with a strong focus on executing our strategies, priorities, cost control and growing our three business platforms, we are confident we are taking action to meet our 2008 objectives.

Rick Waugh
President and Chief Executive Officer
2008 Objectives – Our Balanced Scorecard
Financial
•	Return on equity of 20-23%

•	Diluted earnings per share growth of 7-12%

•	Long-term shareholder value through increases in dividends and stock price appreciation
Operational
•	Productivity ratio of <57%

•	Sound ratings

•	Strong practices in corporate governance and compliance processes

•	Sound capital ratios
Customer
•	High levels of customer satisfaction and loyalty

•	Deeper relationship with existing customers

•	New customer acquisition
People
•	High levels of employee satisfaction and engagement

•	Enhance diversity of workforce

•	Commitment to corporate social responsibility and strong community involvement
Scotiabank First Quarter Report 2008       3

ACHIEVEMENTS
Domestic Banking
•	The Atlantic Customer Contact Centre in Halifax received the Call Center of the Year award in the Service Quality Measurement North America ratings, which benchmark more than 300 leading international contact centres on an annual basis.

•	Scotiabank and The Western Union Company, a global leader in money transfer services, launched a national program to offer international money transfer services to Scotiabank customers. Our customers in diverse communities now have the ability to send money to family members, friends and business colleagues in more than 200 countries and territories around the world. This is a further step in our ongoing commitment to meet the unique needs of the multicultural communities in which we do business.

•	The investment performance delivered by Scotia Cassels Investment Counsel remains among the best in Canada. For the three-year period through December 31, 2007, 79% of the actively managed, long-term mutual fund assets advised by Cassels were in the top two quartiles, as rated by Morningstar.
International Banking
•	Scotiabank has been recognized by Global Finance as the Best Trade Finance Bank in Canada for 2008. This is the second time Scotiabank has won this award for its wide range of trade-related services and excellent online systems for importers and exporters.

•	We expanded our operations in Guatemala and the Dominican Republic with the purchase of select assets from Grupo Altas Cumbres (GAC) of Chile in February. The agreement also includes an option to purchase GAC’s bank in Peru, Banco del Trabajo.

•	During the quarter, we continued to expand our distribution network, opening 29 new locations in Mexico, four in Peru, and three branches and offices in other key international markets. We also announced the opening of a representative office in Moscow, Russia.

•	Scotiabank Trinidad & Tobago and Scotiabank Turks & Caicos received the Bank of the Year award from The Banker magazine.
Scotia Capital
•	Scotia Capital was named Best Foreign Exchange Bank in Canada for the fourth year in a row, by Global Finance magazine. The annual award recognizes the best foreign exchange banks and providers in 82 countries and regions around the world.

•	Scotia Waterous acted as exclusive financial advisor to Penn West Energy Trust on its merger with Canetic Resources Trust. The merger created the largest conventional oil and gas trust in North America with an enterprise value of more than $15 billion.

•	Scotia Capital acted as financial advisor and placement agent on a $500 million equity private placement for a Bermuda-based start-up life reinsurance company, Aurigen Re Capital Limited. Scotia Capital brought together a truly international group of high-profile investors with significant expertise in the insurance industry.

•	Scotia Capital’s newly formed Global Energy Solutions team, working closely with Scotiabank’s International Banking division, acted as lead hedge arranger and lead hedge advisor for the interest rate hedging program related to AES Changuinola S.A.’s construction of a new power plant in Panama. AES is one of the world’s largest power companies. As well, Scotiabank committed US$50 million in credit facilities towards the project’s financing.
Employee highlights
•	Scotiabank was named one of Canada’s 50 Best Employers for 2008, for the fourth consecutive year, by The Globe and Mail Report on Business Magazine. The annual list is based on a national survey conducted by Hewitt Associates, a global human resources firm, and employee feedback is a critical component of the study. Scotiabank was the highest-placed bank, moving from 44th place last year to 19th, and this recognition helps position the Bank as an employer of choice.

•	Scotiabank was also recognized as a Top 125 Training Organization in 2008 for the sixth time and fifth consecutive year by Training magazine, with a ranking of 14th. The list recognizes exceptional learning and development programs incorporated by companies around the world, and is based on a variety of quantitative and qualitative measurements, including the sizes of the organization, annual revenue, number of employees, training budget, best practices, leadership development and new training initiatives.
Community involvement
•	Scotiabank donated to Tides Canada Foundation’s Great Bear Rainforest Campaign. The donation supports an innovative, globally significant sustainability model to protect British Columbia’s Great Bear Rainforest, and will contribute to a permanent conservation endowment fund that will also benefit First Nations communities.

•	Scotiabank announced a contribution of $50,000 to the Canadian Red Cross Society’s Mexico Flood Appeal to support victims of last fall’s torrential rains, flooding and mudslides in the Tabasco region of Mexico. The Bank also accepted donations through its branch networks in Canada and Mexico, and established an employee-to-employee account for Canadian employees who want to support their Mexican colleagues who have been affected by the natural disaster.
4       Scotiabank First Quarter Report 2008

MANAGEMENT’S DISCUSSION & ANALYSIS
Forward-looking statements Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include comments with respect to the Bank’s objectives, strategies to achieve those objectives, expected financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, United States and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “should,” “would” and “could.”
     By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond our control, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity; the effect of changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes in tax laws; operational and reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; changes in accounting policies and methods the Bank uses to report its financial condition and the results of its operations, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; consolidation in the Canadian financial services sector; competition, both from new entrants and established competitors; judicial and regulatory proceedings; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments, including terrorist acts and war on terrorism; the effects of disease or illness on local, national or international economies; disruptions to public infrastructure, including transportation, communication, power and water; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the discussion starting on page 56 of the Bank’s 2007 Annual Report.
     The preceding list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
     The “Outlook” section in this document is based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing this section.
Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.
Scotiabank First Quarter Report 2008      5

MANAGEMENT’S DISCUSSION & ANALYSIS
Non-GAAP Measures
The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these measures. These non-GAAP measures are used in our Management’s Discussion and Analysis on pages 7 through to 17. They are defined below:
Taxable equivalent basis
The Bank analyzes net interest income and total revenues on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt income earned on certain securities reported in net interest income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income arising from both taxable and non-taxable sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s. The TEB gross-up to net interest income and to the provision for income taxes in the current period is $118 million versus $105 million in the same quarter last year and $216 million last quarter.
     For purposes of segmented reporting, a segment’s net interest income and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up is recorded in the “Other” segment.
Productivity ratio (TEB)
Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue on a taxable equivalent basis.
Net interest margin on total average assets (TEB)
This ratio represents net interest income on a taxable equivalent basis as a percentage of total average assets.
Return on equity
Return on equity is a profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income. The implementation of the new accounting standards for financial instruments in the first quarter of 2007 resulted in certain unrealized gains and losses being reflected in a new component of shareholders’ equity. The Bank calculates its return on equity using average common shareholders’ equity, including all components of shareholders’ equity.
Economic equity and Return on economic equity
For internal reporting purposes, the Bank allocates capital to its business segments using a methodology that considers credit, market and operational risk inherent in each business segment. The amount allocated is commonly referred to as economic equity. Return on equity for the business segments is based on the economic equity allocated to the business segments. The difference between the economic equity amount required to support the business segments’ operations and the Bank’s total equity is reported in the “Other” segment.
Tangible common equity to risk-weighted assets
Tangible common equity to risk-weighted assets is an important financial measure for rating agencies and the investing community. Tangible common equity is total shareholders’ equity plus non-controlling interest in subsidiaries, less preferred shares, unrealized gains/losses on available-for-sale securities and cash flow hedges, goodwill and other intangible assets (net of taxes). Tangible common equity is presented as a percentage of risk-weighted assets.
     Regulatory capital ratios, such as Tier 1 and Total Capital ratios, have standardized meanings as defined by the Superintendent of Financial Institutions Canada.
6     Scotiabank First Quarter Report 2008

MANAGEMENT’S DISCUSSION & ANALYSIS
March 4, 2008
Group Financial Performance and Financial Condition
Scotiabank’s net income was $835 million in the first quarter, a reduction of $185 million or 18% from the same period a year ago. Higher net interest income from continued asset growth and lower non-interest expenses were more than offset by lower trading revenues, and lower gains on non-trading securities. As well, there was a negative impact of foreign currency translation, a lower interest margin, a reduced contribution from Mexico, and a higher provision for credit losses this quarter compared to the low levels last year.
     Net income decreased $119 million or 13% from the fourth quarter, due primarily to the after-tax gain of $163 million on the Visa reorganization recognized last quarter, and lower gains on non-trading securities after writedowns on certain structured credit instruments which exceeded writedowns last quarter. Partially offsetting these items was an increase in net interest income from strong asset growth and a reduction in non-interest expenses.
Total revenue
Total revenue (on a taxable equivalent basis) was $2,957 million this quarter, a decrease of $257 million or 8% from the first quarter last year. The decline was attributable to many factors, including lower trading revenues, reduced gains on non-trading securities, changes in the fair value of derivatives used for asset/liability management that do not qualify as hedges, and the negative impact of foreign currency translation. These were partly offset by growth in underlying net interest income, primarily from strong organic asset growth and acquisitions.
     As a result of a substantial widening of credit spreads, particularly on structured credit instruments, certain of the Bank’s non-trading securities experienced a decline in market value. The investments include collateralized debt obligations (CDOs), collateralized loan obligations (CLOs), structured investment vehicles (SIVs), and non-bank asset backed commercial paper (ABCP). Notwithstanding the Bank’s intention to hold these structured credit instruments for the longer term, the Bank recorded pre-tax writedowns of $158 million on these investments, including $44 million for non-bank ABCP. As well, trading revenues included an $80 million loss recorded on a swap exposure to a monoline insurer. The underlying reference assets of the swaps are of high quality. Last quarter, the Bank incurred pre-tax losses of $191 million on structured credit instruments.
     Compared to the fourth quarter, total revenue was down $337 million or 10%, due mainly to the pre-tax gain of $202 million recognized on the Visa reorganization last quarter, lower gains on non-trading securities and lower tax-exempt dividend income. These were partially offset by higher underlying net interest income associated with increased asset volumes.
Net interest income
This quarter’s net interest income (on a taxable equivalent basis) was $1,932 million, an increase of $51 million or 3% over the same period last year. The positive contribution from strong asset growth this past year was partly offset by the negative impact of foreign currency translation. As well, the decline in interest rates in the past quarter had a significant negative impact on fair value of derivatives used for asset/liability management which do not qualify for hedge accounting treatment.
     Compared to the previous quarter, net interest income (on a taxable equivalent basis) was unchanged, due primarily to a reduction in tax-exempt dividend income. Excluding this, net interest income rose a substantial $98 million, due mainly to strong asset growth in the quarter and contributions from acquisitions, partly offset by a lower margin.
     The Bank’s net interest margin was 1.79% in the first quarter, compared to 1.91% in the first quarter of last year and 1.87% last quarter. Compared to the prior year, the reduction in the margin was due to higher wholesale funding costs, as well as a change in asset mix, mainly from continued growth in lower-yielding, but lower-risk, Canadian residential mortgages. The quarter-over-quarter decrease was due mainly to lower tax-exempt dividend income.
Other income
Other income was $1,025 million this quarter, a decline of $308 million or 23% from the first quarter last year. This decrease was driven largely by trading losses this quarter, in part due to an $80 million reserve on a swap exposure to a monoline insurer, and weaker equity trading. As well, there were lower net gains on non-trading securities and a decline in underwriting revenues. The Bank had revenue growth in credit cards fees and mutual funds, mainly from higher volumes.
     Quarter over quarter, other income was down $337 million or 25%. This was due primarily to the gain on the Visa reorganization and gain on the sale of Scotia Capital’s bond index business recognized last quarter, along with lower gains on non-trading securities this quarter. Partly offsetting these factors were lower trading losses, higher credit fees and credit card revenues recognized this quarter.
Scotiabank First Quarter Report 2008      7

MANAGEMENT’S DISCUSSION & ANALYSIS
Provision for credit losses
The provision for credit losses was $111 million this quarter, up $48 million from the low levels in the same period last year and a $16 million increase from last quarter. The increase from last year was attributable to higher provisions in Domestic and International Banking, and lower net recoveries in the Scotia Capital portfolio. Further discussion on credit risk is provided below.
Non-interest expenses and productivity
Non-interest expenses were $1,669 million this quarter, $55 million or 3% lower than the same period last year. This decrease was primarily from lower performance-based compensation, due mainly to a decline in trading revenues, a reduction in stock-based compensation expenses from a lower share price, and the positive impact of foreign currency translation. There were also declines in advertising expenditures and business taxes. Offsetting these were the impact of acquisitions and increasing salaries due to growth initiatives.
     Compared to the fourth quarter, non-interest expenses were down $123 million or 7%. This reduction was across most expense categories, as expenses are seasonally lower in the first quarter. Remuneration and benefit expenses were up as higher salaries, stock-based compensation and benefit expenses were only partially offset by lower performance-based compensation.
     The productivity ratio, a measure of the Bank’s efficiency, was 56.5%, compared to 53.6% in the same quarter last year and 54.4% last quarter. The Bank’s operating leverage this quarter — the rate of growth in total revenue on a tax equivalent basis, less the rate of growth in expenses — was negative 4.9% compared to a year ago, driven primarily by the weaker trading results, lower net gains on non-trading securities, and a reduced net interest margin.
Taxes
The effective tax rate for this quarter was 18.2%, down from 21.0% in the first quarter last year, but an increase from 17.1% in the fourth quarter. The decrease from a year ago was due primarily to a reduction in the statutory tax rate in Canada and higher tax-exempt dividend income. Compared to the previous quarter, there were lower tax savings from the Bank’s foreign operations and lower tax-exempt dividend income.
Risk management
The Bank’s risk management policies and practices are unchanged from those outlined in pages 56 to 67 of the 2007 Annual Report.
Credit risk
Credit conditions remained stable in most of the Bank’s lending markets. The provision for credit losses was $111 million in the first quarter, compared to $63 million in the same period last year and $95 million in the previous quarter.
     Scotia Capital had net recoveries of $10 million in the first quarter, compared to net recoveries of $30 million in the first quarter of last year and net recoveries of $10 million in the previous quarter. The net recovery in the current quarter related primarily to provision reversals in the Canadian and European portfolios, partly offset by a new provision.
     Credit losses of $91 million in the Domestic Banking portfolios were up from $74 million in the same quarter last year and $78 million in the previous quarter. Retail provisions were higher than the same period last year and the prior quarter, in line with portfolio growth and increases reflecting the acquisition of Travelers Leasing. Commercial provisions increased modestly from very low levels over the same period last year and the previous quarter, spread over a number of sectors and several small accounts.
     International Banking’s provision for credit losses was $30 million in the first quarter, compared to $19 million in the same period last year and $27 million in the prior quarter. The increase in provision for credit losses from the same period last year was due mainly to higher provisions in the retail portfolios, offset partially by higher net recoveries in the commercial portfolio. The increase in provision for credit losses compared to the previous quarter was attributable primarily to higher provisions in the Mexico retail portfolios. Retail provisions in Mexico a year ago and in the previous quarter benefited from higher reversals for provisions that were no longer required.
     Total net impaired loans, after deducting the allowance for specific credit losses, were $689 million as at January 31, 2008, an increase of $88 million from last quarter. The general allowance of $1,298 million was unchanged from last quarter.
     The Bank has both direct and indirect exposures to monoline insurance companies. The direct credit exposure is to three monolines by way of lending and derivative facilities. Exposures to two of these monolines are not significant. The Bank has purchased a CDO tranche from the other monoline; the CDO tranche is referenced primarily to investment grade corporate and sovereign names. The mark-to-market exposure to the Bank of this transaction was $161 million as at January 31, 2008. In the first quarter, the Bank took a reserve of $80 million against this exposure as a reduction to trading revenues.
8     Scotiabank First Quarter Report 2008

MANAGEMENT’S DISCUSSION & ANALYSIS
     The indirect exposure is in the form of guarantees which provide enhancement to public finance and other transactions, where the Bank has provided credit facilities to either the issuers of securities or facilities which hold such securities. The total of all such facilities is US$4.4 billion. The securities related to these facilities are primarily rated investment grade without the guarantee, and represent risk the Bank would take without the availability of the guarantee.
Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. In the first quarter, the average one-day VaR was $16.6 million compared to $9.2 million for the same quarter last year. The change was the result of increased interest rate, commodity and equity risk exposure as well as increased market volatility. In the first quarter, the average one-day VaR was $16.6 million compared to $13.2 million in the previous quarter. The increase was due to higher interest rate and commodity exposure, partially offset by reduced equity and foreign exchange risk. The increase in the interest rate VaR was due primarily to structured credit trading during the quarter, as well as the impact of increased market volatility noted above. As at January 31, 2008, VaR had increased to $19.3 million due to structured credit trading.

	Average for the three months ended
Risk factor	January 31	October 31	January 31
($ millions)	2008	2007	2007

Interest rate	$13.8	$9.2	$7.2
Equities	4.5	6.1	3.6
Foreign exchange	0.9	2.4	1.9
Commodities	2.7	1.5	0.7
Diversification	(5.3)	(6.0)	(4.2)

All-Bank VaR	$16.6	$13.2	$9.2

     There were 13 trading loss days in the first quarter, compared to nine days in the previous quarter. The losses were well within the range predicted by VaR.
Liquidity risk
The Bank maintains large holdings of liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at January 31, 2008, liquid assets were $114 billion or 25% of total assets, compared to $103 billion or 25% of total assets as at October 31, 2007. These assets consist of securities, 67%, and cash and deposits with banks, 33% (October 31, 2007 — 71% and 29%, respectively).
     In the course of the Bank’s day-to-day activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities may also be sold under repurchase agreements. As at January 31, 2008, total assets pledged or sold under repurchase agreements were $73 billion, compared to $68 billion as at October 31, 2007. The quarter-over-quarter increase was attributable to higher levels of pledges for securities sold under repurchase agreements.
Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined on pages 72 and 122 of the 2007 Annual Report. All transactions with related parties continued to be at market terms and conditions.
Balance sheet
The Bank’s total assets as at January 31, 2008, were $449 billion, up $38 billion or 9% from October 31, 2007, including an $11 billion impact from foreign currency translation as the Canadian dollar spot rate declined. The growth was widespread across most asset categories, including retail, commercial and corporate lending.
     The Bank’s loan portfolio grew $21 billion or 9% from October 31, 2007, including $5 billion from foreign currency translation, primarily in non-retail lending. On the retail lending side, domestic residential mortgage growth was $1 billion, after securitization of $2 billion, driven largely by the continued demand arising from the strong domestic housing market. The International acquisition of Banco del Desarrollo in Chile contributed $1 billion to the increase in mortgages this quarter. Personal loans were up $2 billion from last quarter, with all regions experiencing positive growth.
     Business and government loans increased $16 billion this quarter, or $12 billion excluding the impact of foreign currency translation. Loans in Scotia Capital were up $6 billion, both on the corporate lending side as well as to support trading operations. Domestic Banking experienced commercial lending growth of $1 billion. In International Banking, business and government loans increased $7 billion. The acquisition of Banco del Desarrollo contributed $4 billion, and Asia and the Caribbean grew $2 billion and $1 billion, respectively.
     Interest-bearing deposits with banks grew $6 billion in the quarter, as the Bank increased its liquid assets.
     Securities increased by $6 billion from the previous quarter. Available-for-sale securities increased $5 billion, primarily in government and corporate securities. Trading securities increased $1 billion, due almost entirely to the impact of foreign currency translation. As at January 31, 2008, the unrealized gains on available-for-sale securities were $855 million (after related derivative and hedge amounts), down $122 million from last quarter, due mainly to gains realized during the quarter, the impact of foreign
Scotiabank First Quarter Report 2008     9

MANAGEMENT’S DISCUSSION & ANALYSIS
currency translation, and a reduction in the value of certain debt securities from widening credit spreads.
     The available-for-sale securities as at January 31, 2008, included investments of $1,363 million in collateralized debt obligations (CDOs)/collateralized loan obligations (CLOs), $144 million in third-party Canadian asset-backed commercial paper (ABCP) and $23 million in structured investment vehicles (SIVs). Exposure to U.S. sub-prime mortgage risk in these securities is nominal.
     Total liabilities were $429 billion as at January 31, 2008, an increase of $37 billion or 9% from October 31, 2007, or $26 billion before the $11 billion impact of foreign currency translation. As well, there was an increase in obligations related to repurchase agreements of $5 billion.
     Total deposits were up $28 billion or 10%, including $8 billion due to foreign currency translation. Personal deposits increased $7 billion, including $1 billion due to the acquisition of Banco del Desarrollo and $1 billion organic growth in domestic personal GICs. Business and government deposits were up $15 billion, including the impact of foreign currency translation of $5 billion, primarily to fund the Bank’s strong asset growth in the quarter. Deposits by banks also increased $6 billion from the previous quarter, led by the Pacific region with a growth of $5 billion, in part due to foreign currency translation.
     Total shareholders’ equity rose $1 billion in the quarter. The increase was due primarily to strong internal capital generation of $351 million, the issuance of $230 million non-cumulative preferred shares and $562 million in accumulated other comprehensive income, due mainly to unrealized foreign exchange gains relating to the Bank’s foreign operations.
Capital management
Implementation of the revised Basel framework
The revised Basel Capital framework (Basel II) became effective for Canadian banks on November 1, 2007. Basel II is designed to more closely align regulatory capital requirements with the individual risk profile of banks by introducing substantive changes to capital requirements for credit risk and an explicit new capital charge for operational risk.
     Under Basel II, there are two main methods for computing credit risk: the standardized approach, which uses prescribed risk weights; and internal ratings based approaches, which allow the use of a bank’s internal models to calculate some, or all, of the key inputs into the regulatory capital calculation. The Advanced Internal Ratings Based Approach (AIRB) users are required to have sophisticated risk management systems for the calculation of credit risk regulatory capital and application of this approach could result in less regulatory capital than the use of the alternative approaches.
     Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. However, in order to limit sudden declines in the capital levels for the industry in aggregate, capital floors were introduced for the first two years after full implementation of AIRB. A capital floor of 90% of the Basel I calculation will apply in the first year of full approval and 80% in the second year, if required.
     The Bank received approval, with conditions, from OSFI to use AIRB for material Canadian, U.S. and European portfolios effective November 1, 2007. The remaining credit portfolios are targeted for implementation of AIRB in November 2010. In the interim period, the Bank will use the standardized approach for these portfolios. As well, the Bank is using the standardized approach to calculate the operational risk capital requirements. The Bank is expected to recognize a reduction in capital requirements in the second quarter of 2008.
Capital ratios
The Bank continues to maintain a solid capital position. The Tier 1 and the Total capital ratios as at January 31, 2008 under Basel II were 9.0% and 10.2%, respectively, approximately 30 basis points lower than both ratios at October 31, 2007. The decline in the ratios reflects strong growth in risk-weighted assets across the business lines, which were only partially offset by internally generated capital, as well as the issuance of $230 million of noncumulative preferred shares and $394 million in subordinated debentures. The implementation of Basel II had minimal impact on the change in the capital ratios this quarter due to the approval conditions in place.
     The tangible common equity (TCE) ratio was 7.2% as at January 31, 2008, and remained unchanged from October 31, 2007.
Financial instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section on page 8.
10     Scotiabank First Quarter Report 2008

MANAGEMENT’S DISCUSSION & ANALYSIS
     The methods of determining the fair value of financial instruments are detailed on pages 69 to 70 of the 2007 Annual Report. Management’s judgment on valuation inputs is necessary when observable market data is not available, and management applies judgment in the selection of valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded.
     During this quarter, changes in the fair value of financial instruments generally arose from normal economic, industry and market conditions.
     Total derivative notional amounts were $1,484 billion at January 31, 2008, compared to $1,287 billion at October 31, 2007, with the change occurring across most derivative categories. The percentage of those derivatives held for trading and those held for non-trading or asset liability management was generally unchanged. The credit equivalent amount, after taking into account master netting arrangements, was $27 billion, compared to $22 billion last year end.
Off-balance sheet arrangements
In the normal course of business, the Bank enters into contractual arrangements that are not required to be consolidated in its financial statements. These arrangements are primarily in three categories: Variable Interest Entities (VIEs), securitizations, and guarantees and other commitments. No material contractual obligations were entered into this quarter that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year.
     During the quarter, the Bank did not enter into any significant new arrangements with VIEs that are not consolidated by the Bank in its balance sheet.
     The Bank provides liquidity facilities, as well as partial credit enhancements in certain instances, to commercial paper conduits administered by the Bank and by third parties. These facilities provide an alternate source of financing in the event a conduit cannot issue commercial paper or, in some cases, when certain specified conditions or performance measures are not met. Liquidity facilities to commercial paper conduits totaled $21.6 billion as at January 31, 2008, of which $19.9 billion were to off-balance sheet conduits administered by the Bank. As at January 31, 2008, total commercial paper outstanding for off-balance sheet conduits administered by the Bank was $13.5 billion. At quarter end, the Bank held less than 3% of the combined conduits’ outstanding commercial paper. Exposure to U.S. sub-prime mortgage risk is nominal.
     For conduits not administered by the Bank, liquidity facilities totaled $1.7 billion, of which $1.6 billion were for U.S. third-party conduits and $95 million were for Canadian third-party conduits. This was down from $2.4 billion last quarter, mainly as a result of lower facilities to Canadian third-party conduits.
     The Bank may securitize residential mortgages as a means to diversify its funding sources, as it represents a cost-effective means to fund the growth in this portfolio. A further $555 million in residential mortgages was securitized this quarter, bringing the balance of outstanding mortgages securitized to $11,165 million as at January 31, 2008, versus $11,631 million at October 31, 2007.
     Guarantees and other indirect commitments increased 2% from October 31, 2007. Fees from guarantees and loan commitment arrangements recorded in other income were $53 million for the three-month period ended January 31, 2008, compared to $56 million for the same period a year ago.
Common dividend
The Board of Directors, at its meeting on March 3, 2008, approved a quarterly dividend of 47 cents per common share. This quarterly dividend applies to shareholders of record as of April 1, 2008, and is payable April 28, 2008.
Outlook
U.S. economic activity has weakened significantly as a result of the financial fallout from the sub-prime mortgage crisis. Even with an aggressive easing of monetary policy and substantial fiscal stimulus, the U.S. performance will likely be very subdued over the balance of 2008. Many emerging nations in Latin America and Asia will also experience softer overall growth in the year ahead.
     Canadian economic activity has slowed moderately but will be cushioned by recent monetary and fiscal stimulus, as well as the still buoyant demand for energy and industrial commodities from emerging nations.
     The softer economic conditions, weaker first quarter results and the continued uncertainty in capital markets, will pose a challenge to the Bank in achieving its 2008 financial objectives. However, with funding costs beginning to improve, strong volume growth in our business lines, and the Bank’s increased attention to managing costs, the outlook for the balance of the year is expected to improve. In addition, the pressure of the rapid rise of the Canadian dollar in 2007 will have a much reduced impact in the second half of the year. As a result of the above factors, the Bank is maintaining the financial objectives established at the beginning of the year and is confident that action is being taken to achieve the objectives.
Scotiabank First Quarter Report 2008     11

MANAGEMENT’S DISCUSSION & ANALYSIS
Business Segment Review
Domestic Banking

	For the three months ended
(Unaudited) ($ millions)	January 31	October 31	January 31
(Taxable equivalent basis)(1)	2008	2007	2007

Business segment income
Net interest income	$991	$954	$953
Provision for credit losses	91	78	74
Other income	519	663	518
Non-interest expenses	889	927	870
Provision for income taxes	157	173	164

Net income	$373	$439	$363
Preferred dividends paid	6	5	2

Net income available to common shareholders	$367	$434	$361

Other measures
Return on equity(l)	30.6%	37.0%	31.1%
Average assets ($ billions)	$168	$163	$146

(1)	Refer to page 6 for discussion of non-GAAP measures.
Domestic Banking reported net income available to common shareholders of $367 million this quarter, an increase of $6 million or 2% from the first quarter of last year. Compared to the prior quarter, net income available to common shareholders declined $66 million or 16%. However, excluding the gain of $92 million (net of applicable taxes) from the global Visa restructuring reported last quarter, net income available to common shareholders rose by $25 million or 7%.
     The segment contributed 45% of the Bank’s total quarterly net income. Return on equity was 30.6% versus 31.1% last year.
     Average assets before securitization rose $22 billion or 14% from the first quarter last year, due primarily to growth of $15 billion or 16% in residential mortgages. Strong mortgage growth was recorded in all sales channels, and resulted in market share gains. Personal revolving credit and business lending volumes also increased. Personal deposit growth of $8 billion or 10% led to industry-leading year-over-year market share gains. Growth was recorded in term deposits as well as chequing and savings. The latter increase was due mainly to the acquisition of Dundee Bank. Non-personal deposits rose 7% from growth in both non-personal term and current accounts. Compared to the previous quarter, average assets before securitization rose $5 billion or 3% led by growth in retail mortgages and commercial lending. Deposits increased 4% from growth in personal term and the impact of the Dundee Bank acquisition.
     Total revenue was up $39 million or 3% from the same period last year, mainly because of strong volume growth. Excluding the Visa gain reported last quarter, total revenues were largely unchanged as higher net interest income was offset by a decline in other income.
     Net interest income of $991 million was up $38 million or 4% from the first quarter of last year, driven by strong volume growth in both assets and deposits. Average volume growth was reported for most products in retail, small business and commercial banking. The impact of this growth was partially offset by a decrease in the interest margin, caused by higher short-term funding rates, increased wholesale funding requirements and the impact of competitive markets on mortgage and GIC spreads. Compared to last quarter, net interest income rose by 4%, due to an increase in the spread between prime and funding costs. The margin increased by 2 basis points, following the recent decline in interest rates.
     Other income was $519 million this quarter, in line with the same quarter last year. Higher foreign exchange commissions and card revenues were partially offset by net securities writedowns and a decline in Wealth Management revenues. The latter declined mainly in full-service brokerage due to slower markets, partly offset by higher fee-based revenues in mutual funds and Private Client Group. Compared to the previous quarter, other income fell by 22%, mainly due to gain on the Visa reorganization recognized last quarter and net securities writedowns this quarter.
     The provision for credit losses was $91 million this quarter, up from $74 million reported last year and $78 million last quarter. Retail provisions increased mainly in line with portfolio growth. Auto lending provisions also increased, reflecting the acquisition of Travelers Leasing. Commercial provisions increased modestly from low levels last year and last quarter, and were spread over a number of sectors and several small accounts.
     Non-interest expenses rose 2% from the first quarter last year, due in part to the acquisition of Dundee Bank and Travelers Leasing, new branches and sales staff introduced in 2007, and other growth initiatives. Expenses declined 4% from last quarter, due to lower project-related spending and seasonality These decreases were partially offset by the impact of annual salary increases and the acquisition of Dundee Bank.
12     Scotiabank First Quarter Report 2008

MANAGEMENT’S DISCUSSION & ANALYSIS
International Banking

	For the three months ended
(Unaudited) ($ millions)	January 31	October 31	January 31
(Taxable equivalent basis)(1)	2008	2007	2007

Business segment income
Net interest income	$731	$710	$670
Provision for credit losses	30	27	19
Other income	309	380	297
Non-interest expenses	568	582	562
Provision for income taxes	122	89	43
Non-controlling interest in net income of subsidiaries	31	33	25

Net income	$289	$359	$318
Preferred dividends paid	7	6	2

Net income available to common shareholders	$282	$353	$316

Other measures
Return on equity(1)	19.6%	21.3%	22.2%
Average assets ($ billions)	$70	$65	$65

(1)	Refer to page 6 for discussion of non-GAAP measures.
International Banking’s net income available to common shareholders in the first quarter was $282 million, a decrease of $34 million or 11% from last year and $71 million or 20% from last quarter. Excluding the $71 million after-tax gains on the global Visa reorganization, the results were in line with the prior quarter. The year-over-year decline was due mainly to the negative impact of foreign currency translation of $39 million; excluding this, net income was up $5 million. The modest increases reflected strong volume growth throughout the division; however, the positive impact of acquisitions was reduced by higher provisions for retail loan losses and taxes in Mexico, and the change in fair value of certain securities resulting from widening credit spreads.
     The segment accounted for 35% of the Bank’s total net income and had a return on equity of 19.6%.
     Average asset volumes of $70 billion increased $5 billion or 7% from last year, despite the 16% negative impact of foreign currency translation. The underlying increase was a result of the acquisition in Chile, a 20% rise in commercial loans, primarily in Asia, and robust growth in mortgages and credit cards, up 24% and 30%, respectively. Organic growth in low-cost deposits was also strong at 12%. Compared to last quarter, average assets increased $5 billion or 7%, due to the same factors.
     Total revenues were $1,040 million this quarter, an increase of $73 million or 8% from the same period last year, including a $145 million negative impact of foreign currency translation. Compared to last quarter, revenues decreased $50 million, due primarily to the gains on the global Visa reorganization last quarter.
     Net interest income was $731 million this quarter, up $61 million or 9% from the same period last year and $21 million or 3% above last quarter, including the negative foreign currency translation impact of $103 million and $16 million, respectively. The increases were a result of very strong organic loan growth across the division, as well as the impact of acquisitions. Net interest margins were up from last year, but below last quarter, due primarily to declines in Mexico and Peru.
     Other income increased $12 million or 4% year-over-year to $309 million, despite the $42 million negative impact of foreign currency translation. This growth resulted from acquisitions, higher gains on non-trading securities in Latin America, and widespread transaction-driven growth, offset by the negative impact of the change in fair value of certain non-trading securities. Compared to last quarter, other income decreased $71 million, due to the $91 million in Visa reorganization gains last quarter. The underlying growth was a result of the same factors as the year-over-year growth.
     The provision for credit losses was $30 million in the first quarter, up $11 million from the same period last year and $3 million from last quarter. The increase was due to higher provisions in Mexico, the Caribbean, and Central America, partly offset by lower provisions in Peru and Asia. Overall, the division had a credit loss ratio of 27 basis points, in line with the prior quarter.
     Non-interest expenses were $568 million this quarter, up 1% or $6 million from last year. This included a $72 million favourable impact of foreign currency translation and a $25 million increase from acquisitions. The remaining increase was due to higher compensation expenses consistent with business growth and new branch openings, and increased performance-based compensation in Mexico. Compared to last quarter, expenses decreased $14 million or 3%, due to expense recoveries in Latin America, and lower advertising and premises expenses, partly offset by increased compensation and benefit expenses.
     The effective tax rate this quarter was 27.6%, up from 11.1% in the same period last year and 18.4% from last quarter. The increases were due to a higher effective tax rate in Mexico as tax loss carryforwards were fully utilized, and the estimated value of future benefits from other tax attributes being reduced. In addition, there were lower earnings in low-tax jurisdictions this quarter, primarily in Asia, with the prior quarter benefiting from the lower rate of tax on the Visa gains.
Scotiabank First Quarter Report 2008       13

MANAGEMENT’S DISCUSSION & ANALYSIS
Scotia Capital

	For the three months ended
(Unaudited) ($ millions)	January 31	October 31	January 31
(Taxable equivalent basis)(1)	2008	2007	2007

Business segment income
Net interest income	$274	$364	$269
Provision for credit losses	(10)	(10)	(30)
Other income	131	156	361
Non-interest expenses	191	225	259
Provision for income taxes	33	76	105

Net income	$191	$229	$296
Preferred dividends paid	4	3	2

Net income available to common shareholders	$187	$226	$294

Other measures
Return on equity(1)	22.6%	24.2%	30.7%
Average assets ($ billions)	$157	$150	$150

(1)	Refer to page 6 for discussion of non-GAAP measures.
Scotia Capital contributed net income available to common shareholders of $187 million this quarter, a decrease of $107 million or 36% from the same period last year and down $39 million or 17% from last quarter. The decreases, compared both to last year and to the previous quarter, were due mainly to lower trading revenues, partly offset by lower expenses. Return on equity, at 22.6%, was below the strong level last year, which was buoyed by solid trading performance and interest and loan loss recoveries. Return on equity this quarter was slightly lower than last quarter’s performance. Scotia Capital contributed 23% to the Bank’s overall results.
     Total average assets increased 5% over last year to $157 billion. There was an increase of $6 billion in trading securities and loans to support both client-driven activities and trading opportunities. In addition, there was a $4 billion or 12% increase in average corporate loans and acceptances across all businesses, primarily from growth in investment grade loans. These increases were partially offset by a net $3 billion reduction in securities purchased under resale agreements and deposits with banks. The increase of $7 billion or 5% from the last quarter reflects growth in both trading and corporate lending assets, partially offset by reduced securities purchased under resale agreements.
     Total revenues of $405 million decreased $225 million or 36% compared to the first quarter last year. This was from a substantial decline in Global Capital Markets revenues due to challenging market conditions in derivatives and equity trading. This included $42 million in losses on structured credit instruments and $80 million in losses on a swap exposure to a monoline insurer. There was also a reduction in Global Corporate and Investment Banking revenues due to lower interest recoveries from impaired loans and lower credit and advisory fees. The $115 million or 22% decline from last quarter was due primarily to lower tax-exempt dividend income and equity trading revenues and lower securities gains in the United States and Europe.
     Net interest income of $274 million increased slightly over the same period last year. A modest increase in interest from trading operations and loan growth was partly offset by lower loan origination fees and lower interest recoveries on impaired loans. The decrease from the previous quarter was due primarily to lower tax-exempt dividend income.
     This quarter, net recoveries were $10 million compared to net recoveries of $30 million in the same period last year and reversals of $10 million last quarter. Net reversals were realized in Canada and Europe this quarter, and predominantly in the United States in the comparative periods.
     Other income was $131 million, a significant decrease of $230 million or 64% from last year. Global Capital Markets decreased $200 million as trading revenues in derivatives and equities declined substantially given challenging market conditions. This included an $80 million writedown on a swap exposure to a monoline insurer. However, precious metals and fixed income trading continued to generate solid revenues, while foreign exchange had record revenues. Global Corporate and Investment Banking declined 20% due to lower credit and advisory fees and lower securities gains. Compared to last quarter, other income declined 16% due primarily to lower securities gains. In Global Capital Markets, record foreign exchange revenues and stronger fixed income trading substantially offset the gain on the sale of the bond index business recognized in the prior quarter.
     Non-interest expenses were $191 million this quarter, a $68 million or 26% decrease from the same period last year, due primarily to lower performance-based compensation, signing bonuses and pension and benefits costs. Compared to last quarter, lower performance-based compensation and signing bonuses were somewhat offset by higher pension and benefits costs.
14       Scotiabank First Quarter Report 2008

MANAGEMENT’S DISCUSSION & ANALYSIS
Other(1)

	For the three months ended
(Unaudited) ($ millions)	January 31	October 31	January 31
(Taxable equivalent basis)(2)	2008	2007	2007

Business segment income
Net interest income(3)	$(182)	$(312)	$(116)
Other income	66	163	157
Non-interest expenses	21	58	33
Provision for income taxes(3)	(119)	(134)	(35)

Net income	$(18)	$(73)	$43
Preferred dividends paid	4	2	2

Net income (loss) available to common shareholders	$(22)	$(75)	$41

Other measures
Average assets ($ billions)	$34	$31	$30

(1)	Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2)	Refer to page 6 for a discussion of non-GAAP measures.

(3)	Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended January 31, 2008 ($118), October 31, 2007 ($216), and January 31, 2007 ($105), to arrive at the amounts reported in the Consolidated Statement of Income.
Net income available to common shareholders was a loss of $22 million in the first quarter, an improvement of $53 million from last quarter, but $63 million below the same quarter last year.
     Net interest income and the provision for income taxes include the elimination of tax-exempt income gross-up. This amount is included in the operating segments, which are reported on a taxable equivalent basis. The elimination was $118 million in the first quarter, compared to $216 million last quarter and $105 million in the same period last year.
     Net interest income increased $130 million quarter over quarter, due mainly to the elimination of a lower tax-exempt gross-up. Compared to last year, net interest income decreased by $66 million as a result of change in fair value of derivatives used for asset/liability management, and higher tax-exempt gross-up.
     Other income of $66 million was $97 million below last quarter and a decrease of $91 million from last year. These declines primarily reflected lower gains on non-trading securities including writedowns, partially offset by higher securitization revenues.
     Non-interest expenses were $21 million this quarter, a decline of $37 million from last quarter and $12 million below last year. The quarter-over-quarter decrease was due largely to higher litigation expenses in the prior quarter.
Scotiabank First Quarter Report 2008      15

MANAGEMENT’S DISCUSSION & ANALYSIS
Total

	For the three months ended
	January 31	October 31	January 31
(Unaudited) ($ millions)	2008	2007	2007

Business segment income
Net interest income	$1,814	$1,716	$1,776
Provision for credit losses	111	95	63
Other income	1,025	1,362	1,333
Non-interest expenses	1,669	1,792	1,724
Provision for income taxes	193	204	277
Non-controlling interest in net income of subsidiaries	31	33	25

Net income	$835	$954	$1,020
Preferred dividends paid	21	16	8

Net income available to common shareholders	$814	$938	$1,012

Other measures
Return on equity(1)	18.3%	21.0%	22.1	%(2)
Average assets ($ billions)	$429	$409	$391

(1)	Refer to page 6 for a discussion of non-GAAP measures.

(2)	Certain comparative amounts in this quarterly report have been restated to conform with current period presentation.
Geographic Highlights

	For the three months ended
	January 31	October 31	January 31
(Unaudited)	2008	2007	2007

Net income available to common shareholders ($ millions)
Canada	$494	$560	$544
United States	22	97	163
Mexico	63	122	147
Other international	252	237	212
Corporate adjustments	(17)	(78)	(54)

	$814	$938	$1,012

Average assets ($ billions)
Canada	$285	$278	$252
United States	29	27	33
Mexico	20	20	22
Other international	86	77	77
Corporate adjustments	9	7	7

	$429	$409	$391

16       Scotiabank First Quarter Report 2008

MANAGEMENT’S DISCUSSION & ANALYSIS
Quarterly Financial Highlights

	For the three months ended
	Jan. 31	Oct. 31	July 31	April 30	Jan. 31	Oct. 31	July 31	April 30
	2008	2007	2007	2007	2007	2006	2006	2006

Total revenue ($ millions)	$2,839	$3,078	$3,201	$3,102	$3,109	$2,868	$2,889	$2,717
Total revenue (TEB(1)) ($ millions)	2,957	3,294	3,302	3,211	3,214	2,999	2,989	2,830
Net income ($ millions)	835	954	1,032	1,039	1,020	897	936	894
Basic earnings per share ($)	0.83	0.95	1.03	1.04	1.02	0.90	0.94	0.90
Diluted earnings per share ($)	0.82	0.95	1.02	1.03	1.01	0.89	0.93	0.89

(1)	Refer to page 6 for a discussion of non-GAAP measures.
Share Data

	As at
	January 31
(thousands of shares outstanding)	2008

Common shares	985,418	(1)

Preferred shares Series 12	12,000	(2)
Preferred shares Series 13	12,000	(3)
Preferred shares Series 14	13,800	(4)
Preferred shares Series 15	13,800	(5)
Preferred shares Series 16	13,800	(6)
Preferred shares Series 17	9,200	(7)

Series 2000-1 trust securities issued by BNS Capital Trust	500	(8)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750	(9)
Series 2003-1 trust securities issued by Scotiabank Capital Trust	750	(9)
Series 2006-1 trust securities issued by Scotiabank Capital Trust	750	(9)

Scotiabank Trust Subordinated Notes — Series A issued by Scotiabank Subordinated Notes Trust	1,000	(9)

Outstanding options granted under the Stock Option Plans to purchase common shares	28,461	(1)(10)

(1)	As at February 19, 2008, the number of outstanding common shares and options were 985,518 and 28,360, respectively. The number of other securities disclosed in this table were unchanged.

(2)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share.

(3)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.30 per share.

(4)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.

(5)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.28125 per share.

(6)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.328125 per share, except for the initial dividend paid on January 29, 2008, which was in an amount of $0.39195 per share.

(7)	These shares are entitled to non-cumulative preferential cash dividends payable quarterly in an amount of $0.35 per share except for the initial dividend, if and when declared, will be payable on April 28, 2008, which will be payable in an amount of $0.33753 per share.

(8)	Reported in capital instrument liabilities in the Consolidated Balance Sheet.

(9)	Reported in deposits in the Consolidated Balance Sheet.

(10)	Included are 17,712 stock options with tandem stock appreciation right (SAR) features.
Further details, including convertibility features, are available in Notes 13, 14 and 16 of the October 31, 2007 consolidated financial statements presented in the 2007 Annual Report, and Note 5 on page 24 of this report.
Accounting Policies and Estimates
The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). See Note 1 to the 2007 annual consolidated financial statements for more information about the significant accounting principles used to prepare the financial statements. There were no significant accounting policies adopted by the Bank during the first quarter of 2008.
     The key assumptions and bases for estimates that management has made under GAAP, and their impact on the amounts reported in the interim consolidated financial statements and notes, remain substantially unchanged from those described in our 2007 Annual Report.
Scotiabank First Quarter Report 2008      17

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Income

	For the three months ended
	January 31	October 31	January 31
(Unaudited) ($ millions)	2008	2007	2007

Interest income
Loans	$3,825	$3,668	$3,377
Securities	1,168	1,071	1,131
Securities purchased under resale agreements	229	320	330
Deposits with banks	319	303	251

	5,541	5,362	5,089

Interest expense
Deposits	3,078	2,968	2,526
Subordinated debentures	24	23	33
Capital instrument liabilities	9	13	13
Other	616	642	741

	3,727	3,646	3,313

Net interest income	1,814	1,716	1,776
Provision for credit losses (Note 3)	111	95	63

Net interest income after provision for credit losses	1,703	1,621	1,713

Other income
Card revenues	95	92	93
Deposit and payment services	207	204	206
Mutual funds	78	78	68
Investment management, brokerage and trust services	186	185	188
Credit fees	133	126	132
Trading revenues	(44)	(67)	149
Investment banking	164	164	194
Net gain on securities, other than trading	20	148	127
Other	186	432	176

	1,025	1,362	1,333

Net interest and other income	2,728	2,983	3,046

Non-interest expenses
Salaries and employee benefits	978	963	1,003
Premises and technology	327	362	327
Communications	75	76	73
Advertising and business development	69	94	76
Professional	45	81	45
Business and capital taxes	14	33	39
Other	161	183	161

	1,669	1,792	1,724

Income before the undernoted	1,059	1,191	1,322
Provision for income taxes	193	204	277
Non-controlling interest in net income of subsidiaries	31	33	25

Net income	$835	$954	$1,020

Preferred dividends paid	21	16	8

Net income available to common shareholders	$814	$938	$1,012

Average number of common shares outstanding (millions):
Basic	985	983	991
Diluted	992	991	1,001

Earnings per common share (in dollars):
Basic	$0.83	$0.95	$1.02
Diluted	$0.82	$0.95	$1.01

Dividends per common share (in dollars)	$0.47	$0.45	$0.42

Certain comparative amounts have been reclassified to conform with current period presentation.
The accompanying notes are an integral part of these interim consolidated financial statements.
18       Scotiabank First Quarter Report 2008

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheet

	As at
	January 31	October 31	January 31
(Unaudited) ($ millions)	2008	2007	2007

Assets
Cash resources
Cash and non-interest-bearing deposits with banks	$2,816	$2,138	$2,508
Interest-bearing deposits with banks	29,431	23,011	20,277
Precious metals	4,164	4,046	3,599

	36,411	29,195	26,384

Securities
Trading	60,702	59,685	64,307
Available-for-sale	32,992	28,426	36,037
Equity accounted investments	788	724	171

	94,482	88,835	100,515

Securities purchased under resale agreements	20,362	22,542	24,129

Loans
Residential mortgages	105,532	102,154	92,055
Personal and credit cards	43,513	41,734	39,757
Business and government	101,389	85,500	83,067

	250,434	229,388	214,879
Allowance for credit losses (Note 3)	2,451	2,241	2,620

	247,983	227,147	212,259

Other
Customers’ liability under acceptances	12,518	11,538	10,431
Derivative instruments	25,217	21,960	12,529
Land, buildings and equipment	2,460	2,271	2,344
Goodwill	1,266	1,134	1,121
Other intangible assets	273	273	317
Other assets	8,450	6,615	6,441

	50,184	43,791	33,183

	$449,422	$411,510	$396,470

Liabilities and shareholders’ equity
Deposits
Personal	$108,219	$100,823	$96,823
Business and government	175,772	161,229	148,995
Banks	32,806	26,406	31,201

	316,797	288,458	277,019

Other
Acceptances	12,518	11,538	10,431
Obligations related to securities sold under repurchase agreements	32,967	28,137	29,612
Obligations related to securities sold short	13,570	16,039	18,201
Derivative instruments	25,046	24,689	12,106
Other liabilities	25,333	21,138	25,725
Non-controlling interest in subsidiaries	548	497	491

	109,982	102,038	96,566

Subordinated debentures (Note 4)	2,150	1,710	2,340

Capital instrument liabilities	500	500	750

Shareholders’ equity
Capital stock
Preferred shares (Note 5)	1,865	1,635	945
Common shares and contributed surplus	3,614	3,566	3,520
Retained earnings	17,809	17,460	16,376
Accumulated other comprehensive income (loss) (Note 6)	(3,295)	(3,857)	(1,046)

	19,993	18,804	19,795

	$449,422	$411,510	$396,470

Certain comparative amounts have been reclassified to conform with current period presentation.
The accompanying notes are an integral part of these interim consolidated financial statements.
Scotiabank First Quarter Report 2008      19

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statement of Changes in Shareholders’ Equity

	For the three months ended
	January 31	January 31
(Unaudited) ($ millions)	2008	2007

Preferred shares
Balance at beginning of period	$1,635	$600
Issued	230	345

Balance at end of period	1,865	945

Common shares and contributed surplus
Common shares
Balance at beginning of period	3,566	3,425
Issued	48	95

Balance at end of period	3,614	3,520

Retained earnings
Balance at beginning of period	17,460	15,843
Cumulative effect of adopting new accounting policies	—	(61	)(1)

	17,460	15,782
Net income	835	1,020
Dividends: Preferred	(21)	(8)
Common	(463)	(416)
Other	(2)	(2)

Balance at end of period	17,809	16,376

Accumulated other comprehensive income (loss)
Balance at beginning of period	(3,857)	(2,321)
Cumulative effect of adopting new accounting policies	—	683	(1)
Other comprehensive income	562	592

Balance at end of period	(3,295)	(1,046)

Total shareholders’ equity at end of period	$19,993	$19,795

Consolidated Statement of Comprehensive Income

	For the three months ended
	January 31	January 31
(Unaudited) ($ millions)	2008	2007

Comprehensive income
Net income	$835	$1,020

Other comprehensive income (loss), net of income taxes (Note 6):
Net change in unrealized foreign currency translation losses	885	522
Net change in unrealized gains on available-for-sale securities	(60)	48
Net change in gains (losses) on derivative instruments designated as cash flow hedges	(263)	22

Other comprehensive income	562	592

Comprehensive income	$1,397	$1,612

Certain comparative amounts have been reclassified to conform with current period presentation.

(1)	Refer to Note 1 for discussion of new accounting policies related to financial instruments adopted in the first quarter of 2007.
The accompanying notes are an integral part of these interim consolidated financial statements.
20      Scotiabank First Quarter Report 2008

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Condensed Consolidated Statement of Cash Flows

	For the three months ended
Sources (uses) of cash flows	January 31	January 31
(Unaudited) ($ millions)	2008	2007

Cash flows from operating activities
Net income	$835	$1,020
Adjustments to determine net cash flows from (used in) operating activities	239	(49)
Net accrued interest receivable and payable	244	118
Trading securities	(331)	(1,192)
Derivative assets	(1,127)	181
Derivative liabilities	(1,742)	(1,178)
Other, net	854	(162)

	(1,028)	(1,262)

Cash flows from financing activities
Deposits	17,330	7,407
Obligations related to securities sold under repurchase agreements	4,229	(4,636)
Obligations related to securities sold short	(2,766)	4,650
Preferred shares issued	230	345
Common shares issued	36	65
Subordinated debentures issued	394	—
Cash dividends paid	(484)	(424)
Other, net	1,426	923

	20,395	8,330

Cash flows from investing activities
Interest-bearing deposits with banks	(5,179)	(1,537)
Securities purchased under resale agreements	2,537	1,576
Loans, excluding securitizations	(13,510)	(7,749)
Loan securitizations	550	848
Securities, other than trading, net	(2,035)	166
Land, buildings and equipment, net of disposals	(95)	(120)
Other, net(1)	(1,046)	(82)

	(18,778)	(6,898)

Effect of exchange rate changes on cash and cash equivalents	89	58

Net change in cash and cash equivalents	678	228
Cash and cash equivalents at beginning of period	2,138	2,280

Cash and cash equivalents at end of period(2)	$2,816	$2,508

Cash disbursements made for:
Interest	$3,653	$3,794
Income taxes	$331	$283

Certain comparative amounts have been reclassified to conform with current period presentation.

(1)	For the three months ended January 31, 2008, comprises investments in subsidiaries, net of cash and cash equivalents at the date of acquisition of $35 (January 31, 2007 — $3), and net of non-cash consideration of common shares issued from treasury of nil (January 31, 2007 - $4).

(2)	Represents cash and non-interest-bearing deposits with banks.
The accompanying notes are an integral part of these interim consolidated financial statements.
Scotiabank First Quarter Report 2008      21

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Notes to the Interim Consolidated Financial Statements (Unaudited)
These interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). They should be read in conjunction with the consolidated financial statements for the year ended October 31, 2007. The significant accounting policies used in the preparation of these interim consolidated financial statements are consistent with those used in the Bank’s year-end audited consolidated financial statements.
1.	Changes in accounting policies

There were no new accounting policies adopted in the current fiscal year. Note 1 to the Bank’s 2007 annual audited consolidated financial statements describes accounting policy changes.
2.	Sales of loans through securitizations

The Bank securitizes residential mortgages through the creation of mortgage-backed securities. No credit losses are expected, as the mortgages are insured. For the quarter ended January 31, 2008, the key weighted-average assumptions used to measure the fair value at the dates of securitization were a prepayment rate of 20%, an excess spread of 1.1% and a discount rate of 4.3%. The following table summarizes the Bank’s sales.

	For the three months ended
	January 31	October 31	January 31
($ millions)	2008	2007	2007

Net cash proceeds(1)	$550	$992	$848
Retained interest	16	21	32
Retained servicing liability	(4)	(7)	(7)

	562	1,006	873
Residential mortgages securitized	555	1,010	861

Net gain (loss) on sale	$7	$(4)	$12

(1)	Excludes insured mortgages which were securitized and retained by the Bank of $1,351 for the three months ended January 31, 2008 (October 31, 2007 — $1,267; January 31, 2007 — $526). As at January 31, 2008, the outstanding balance of mortgage-backed securities was $5,523, and these assets have been classified as available-for-sale securities.
3.	Impaired loans and allowance for credit losses

(a)	Impaired loans

			As at
			January 31	October 31
			2008	2007
		Specific
($ millions)	Gross	allowance(1)	Net	Net

By loan type:
Residential mortgages	$457	$157	$300	$203
Personal and credit cards	524	503	21	51
Business and government	861	493	368	347

Total	$1,842	$1,153	$689	$601

By geography:
Canada			$280	$231
United States			10	4
Other International			399	366

Total			$689	$601

(1)	The specific allowance for impaired loans evaluated on an individual basis totalled $494 (October 31, 2007 — $383).
22      Scotiabank First Quarter Report 2008

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(b)	Allowance for credit losses

The following table summarizes the change in the allowance for credit losses.

	For the three months ended
	January 31	October 31	January 31
($ millions)	2008	2007	2007

Balance at beginning of period	$2,252	$2,433	$2,618
Write-offs	(194)	(215)	(168)
Recoveries	51	49	34
Provision for credit losses	111	95	63
Other, including foreign exchange adjustment	242	(110)	84

Balance at the end of period(1)(2)(3)	$2,462	$2,252	$2,631

(1)	As at January 31, 2008, includes $177 of specific allowance relating to acquisitions of new subsidiaries (October 31, 2007 – $54; January 31, 2007 – $26), which may change as the valuation of the acquired loan assets is finalized.

(2)	As at January 31, 2008, $11 has been recorded in other liabilities (October 31, 2007 – $11; January 31, 2007 – $11).

(3)	As at January 31, 2008, the general allowance for credit losses was $1,298 (October 31, 2007 – $1,298; January 31, 2007 – $1,323).
4.	Subordinated debentures

Subordinated debentures totaling $300 million were issued on January 31, 2008, and will mature on January 31, 2018. Interest is payable semi-annually in arrears, commencing on July 31, 2008, at 5.30% per annum until January 31, 2013. From January 31, 2013, until maturity, interest is payable at an annual rate equal to the 90-day Bankers’ Acceptance Rate plus 1.90%, payable quarterly commencing April 30, 2013. The subordinated debentures are redeemable by the Bank, at any time subject to written approval of the Superintendent of Financial Institutions Canada.

The subordinated debentures qualify as Tier 2B capital.

Subordinated debentures totaling ¥10 billion were issued on November 20, 2007, and will mature on November 20, 2037. Interest is payable semi-annually in arrears, commencing on May 20, 2008, at an annual rate of 3.015%. The subordinated debentures are redeemable by the Bank on November 20, 2017, with the prior written approval of the Superintendent of Financial Institutions Canada. The subordinated debentures qualify as Tier 2B capital.

5.	Capital management

The Bank has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy. This capital management process aims to achieve three major objectives: exceed regulatory thresholds and meet longer-term internal capital targets, maintain strong credit ratings and provide the Bank’s shareholders with acceptable returns.

Capital is managed in accordance with the Board-approved Capital Management Policy. Senior executive management develop the capital strategy and oversee the capital management processes of the Bank. The Bank’s Finance, Group Treasury and Global Risk Management (GRM) groups are key in implementing the Bank’s capital strategy and managing capital. Capital is managed using both regulatory capital measures and internal metrics.

Although the Bank is subject to several capital regulations in the different business lines and countries in which the Bank operates, capital adequacy is managed on a consolidated Bank basis. The Bank also takes measures to ensure its subsidiaries meet or exceed local regulatory capital requirements. The primary regulator of its consolidated capital adequacy is the Office of the Superintendent of Financial Institutions Canada (OSFI). The capital adequacy regulations in Canada are largely consistent with international standards set by the Bank for International Settlements. A revised Basel Capital Framework (Basel II) was adopted by the Bank and other Canadian banks effective this fiscal year.

Effective November 1, 2007, regulatory capital ratios are determined in accordance with the revised capital framework, based on the International Convergence of Capital Measurement and Capital Standards: A Revised Framework, commonly known as Basel II. Changes to the computation of regulatory capital from the previous framework (Basel I) are primarily the amount and categorization of prescribed inclusions and deductions from capital, such as the calculation of the eligible allowance deduction and the deduction for specified corporations (such as insurance entities and associated corporations), which is now split between two categories of capital. In addition, the computation of risk-weighted assets was revised to more closely align risk weight parameters with the individual risk profile of banks by introducing substantive changes to prescribed risk
Scotiabank First Quarter Report 2008      23

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
weights for credit risk exposures, including the use of internally derived credit risk parameters, and introducing an explicit new risk weight for operational risk. Capital requirements for market risk were generally unchanged.
Once banks demonstrate full compliance with the AIRB requirements, and OSFI has approved its use, they may proceed to apply the AIRB approach in computing capital requirements. However, in order to limit sudden declines in the capital levels for the industry in aggregate, capital floors were introduced for the first two years after full implementation of AIRB. A capital floor of 90% of the Basel I calculation will apply in the first year of full approval and 80% in the second year, if required.
The Bank received approval, with conditions, from OSFI to use AIRB for material Canadian, U.S. and European portfolios effective November 1, 2007. The remaining credit portfolios are targeted to implement AIRB in November 2010. In the interim period, the Bank will use the standardized approach for these portfolios. As well, the Bank is using the standardized approach to calculate the operational risk capital requirements.
Total regulatory capital is composed of Tier 1 and Tier 2 capital as follows:

		As at
		January 31	October 31
(unaudited) ($ millions)		2008(1)	2007(1)

Shareholders’ equity per Consolidated Balance Sheet		$19,993	$18,804
Add:	Capital instrument liabilities – trust securities	2,750	2,750
	Non-controlling interest in subsidiaries	548	497
Less:	Goodwill	(1,266)	(1,134)
	Components of Accumulated other comprehensive income excluded from Tier 1 capital	(369)	(692)
	Other capital deductions(2)	(490)	–

Tier 1 capital		$21,166	$20,225

Qualifying subordinated debentures, net of amortization		1,859	1,452
Capital instrument liabilities – trust subordinated notes		1,000	1,000
Other net capital items(3)		(151)	304

Tier 2 capital		$2,708	$2,756

Total regulatory capital		$23,874	$22,981

(1)	Effective November 1, 2007, regulatory capital is determined in accordance with Basel II. The comparative amounts as at October 31, 2007, were determined in accordance with Basel I.

(2)	Comprised primarily of 50% of investments in certain specified corporations acquired after January 1, 2007. Prior to November 1, 2007, 100% of investments in certain specified corporations was deducted from Tier 2 capital; commencing November 1, 2007, those acquired after January 1, 2007, are now split 50:50 between Tier 1 and Tier 2.

(3)	Comprised mainly of eligible allowance for credit losses and net after-tax unrealized gain on available-for-sale securities less prescribed deductions including investments in specified corporations.
The two primary regulatory capital ratios used to assess capital adequacy are Tier 1 and Total capital ratios, which are determined by dividing those capital components by risk-weighted assets. Risk-weighted assets are computed by applying a combination of the Bank’s internal credit risk parameters and OSFI prescribed risk weights to on- and off-balance sheet exposures.
The regulatory minimum ratios prescribed by OSFI are 7% for Tier 1 capital and 10% for Total capital. The Bank exceeded these minimum ratio thresholds as at January 31, 2008. OSFI has also prescribed an asset-to-capital leverage maximum of 20:1. The Bank was in compliance with this threshold as at January 31, 2008.
Significant capital transactions
In the first quarter of 2007, the Bank initiated a normal course issuer bid to purchase up to 20 million of the Bank’s common shares. This represented approximately 2% of the Bank’s common shares outstanding as at December 31, 2007. The bid terminated on January 11, 2008. The Bank did not purchase any common shares pursuant to this bid during the quarter.
Series 17 non-cumulative preferred shares totaling $230 million were issued on January 31, 2008 and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, in an amount per share of $0.35. The initial dividend, if and when declared, will be payable on April 28, 2008, and will be $0.33753 per share. With regulatory approval, the shares may be redeemed by the Bank on or after April 26, 2013, at $26.00 per share, together with declared and unpaid dividends to the date then fixed for redemption, and thereafter at annually declining premiums until April 26, 2017, following which no redemption premium is payable. These preferred shares qualify as Tier 1 capital.
24      Scotiabank First Quarter Report 2008

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
6.	Accumulated other comprehensive income (loss)

The components of accumulated other comprehensive income (loss) as at January 31, 2008, and other comprehensive income (loss) for the three months then ended were as follows:
Accumulated other comprehensive income (loss)

	As at and for the three months ended
	Opening	Net	Ending		Opening	Transition	Net	Ending
	balance	change	balance		balance	amount	change	balance

	October 31		January 31		October 31	November 1		January 31
($ millions)	2007		2008		2006	2006		2007

Unrealized foreign currency translation gains (losses), net of hedging activities	$(4,549)	$885	$(3,664)	(1)	$(2,321)	$–	$522	$(1,799	)(1)
Unrealized gains (losses) on available-for-sale securities, net of hedging activities	639	(60)	579	(2)	–	706	48	754	(2)
Gains (losses) on derivative instruments designated as cash flow hedges	53	(263)	(210)	(3)	–	(23)	22	(1	)(3)

Accumulated other comprehensive income (loss)	$(3,857)	$562	$(3,295)		$(2,321)	$683	$592	$(1,046)

(1)	Net of income tax expense of $333 (January 31, 2007 – nil).

(2)	Net of income tax expense of $276 (January 31, 2007 – $414). Also, the balance as at January 31, 2008 includes unrealized losses of $277 (January 31, 2007 – $150) after tax on the available-for-sale securities.

(3)	Net of income tax benefit of $100 (January 31, 2007 – $1).

Other comprehensive income (loss)

The following table summarizes the changes in the components of other comprehensive income (loss).

	For the three months ended

	January 31	January 31
($ millions)	2008	2007

Net change in unrealized foreign currency translation losses
Net unrealized foreign currency translation gains(1)	$1,141	$892
Net losses on hedges of net investments in self-sustaining foreign operations(2)	(256)	(370)

	885	522

Net change in unrealized gains on available-for-sale securities
Net unrealized gains on available-for-sale securities(3)	8	124
Reclassification of net gains to net income(4)	(68)	(76)

	(60)	48

Net change in gains (losses) on derivative instruments designated as cash flow hedges
Net gains on derivative instruments designated as cash flow hedges(5)	278	247
Reclassification of net gains to net income(6)	(541)	(225)
	(263)	22

Other comprehensive income	$562	$592

(1)	Net of income tax expense of nil (January 31, 2007 – nil).

(2)	Net of income tax benefit of $94 (January 31, 2007 – nil).

(3)	Net of income tax benefit of $46 (January 31, 2007 – expense of $73).

(4)	Net of income tax benefit of $16 (January 31, 2007 – $41).

(5)	Net of income tax expense of $126 (January 31, 2007 – $125).

(6)	Net of income tax benefit of $251 (January 31, 2007 – $113).
7.	Financial instruments

Financial risk management

The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and asset/liability management purposes. The Bank has a comprehensive risk management framework to monitor, evaluate and manage the principal risks assumed in conducting its activities. The risks that arise from transacting financial instruments include credit risk, liquidity risk, operational risk and market risk. The Bank manages these risks using extensive risk management policies and practices, including various Board-approved risk management limits and techniques.

The Bank’s risk management framework has four main components, as follows:
•	Policies are defined for the Bank’s risk tolerance and set the limits and controls within which the Bank and its subsidiaries can operate. These policies also reflect
Scotiabank First Quarter Report 2008     25

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
the requirements of regulatory authorities and are approved by the Bank’s Board of Directors, either directly or through the Executive and Risk Committee.

•	Guidelines are developed to clarify risk limits and conditions under which the Bank’s risk policies are implemented.

•	Processes are implemented to identify, evaluate, document, report and control risk. Standards define the breadth and quality of information required to make a decision.

•	Compliance with risk policies, limits and guidelines is measured, monitored and reported to ensure consistency against defined goals.
Credit risk

Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank. The Board of Directors, either directly or through the Executive and Risk Committee, reviews and approves the Bank’s credit risk strategy and credit risk policy on an annual basis. The credit risk strategy defines target markets and risk tolerances that are developed at an all-Bank level, and then further refined at the business line level. The objectives of the credit risk strategy are to ensure that, for the Bank, including the individual business lines:
•	target markets and product offerings are well defined,

•	the risk parameters for new underwritings and for the portfolios as a whole are clearly specified, and

•	transactions, including origination, syndication, loan sales and hedging, are managed in a manner to ensure the goals for the overall portfolio are met.
Credit risk management policies are developed by Global Risk Management (GRM) and detail, among other things, the credit rating systems and associated parameter estimates, the delegation of authority for granting credit, calculating the allowance for credit losses and authorizing writeoffs. These form an integral part of enterprisewide policies and procedures that encompass governance, risk management and control structure.

The Bank’s credit risk rating systems are designed to support the determination of key credit risk parameter estimates which measure credit and transaction risk. For non-retail exposures, parameters are associated with each credit facility through the assignment of borrower and transaction ratings. Borrower risk is evaluated using methodologies that are specific to particular industry sectors and/or business lines. The risk associated with facilities of a given borrower is assessed by considering the facilities’ structural and collateral-related elements. For retail portfolios, each exposure has been assigned to a particular pool (real estate secured, other retail – term lending, unsecured revolving) and within each pool to a risk grade. This process provides for a meaningful differentiation of risk, and allows for appropriate and consistent estimation of loss characteristics at the pool and risk grade level.

Credit quality of financial assets

The Bank’s portfolio is well diversified by industry, and there has not been a significant change in concentrations of credit risk since October 31, 2007.

(a)	Corporate and commercial

Credit decisions are made based upon an assessment of the credit risk of the individual borrower or counterparty.

Key factors considered in the assessment include: the borrower’s current and projected financial results and credit statistics; the industry in which the borrower operates; economic trends; geopolitical risk; and the borrower’s management. Banking units and GRM also review the credit quality of the credit portfolio across the organization on a regular basis to assess whether economic trends or specific events may affect the performance of the portfolio.

As at January 31, 2008, a significant portion of the authorized corporate and commercial lending portfolio was internally rated at a rating that would generally equate to an investment grade rating by external rating agencies.

(b)	Retail

The Bank’s credit underwriting methodology and risk modeling in Canada is customer rather than product focused. Generally, decisions on consumer loans are based on risk ratings, which are generated using predictive scoring models. Individual credit requests are processed by proprietary adjudication software designed to calculate the maximum debt for which a customer qualifies.

As at January 31, 2008, the amount of retail loans that were past due but not impaired was not significant.

Derivative instruments

The Bank uses credit derivatives in its investment and loan portfolios. Credit protection is sold as an alternative to acquire exposure to bond or loan assets, while credit protection is bought to manage credit exposures.

To control credit risk associated with derivatives, the Bank uses the same credit risk management activities and procedures that are used in the lending business in assessing and adjudicating potential credit exposure. The Bank applies limits to each counterparty, measures exposure as the current fair value plus potential future exposure, and uses credit mitigation techniques, such as netting and collateralization. Investment grade counterparties account for a significant portion of the credit risk amount arising from the Bank’s derivative transactions.
26      Scotiabank First Quarter Report 2008

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Collateral
(a) Collateral held
In the normal course of business, the Bank receives collateral on certain transactions to reduce its exposure to counterparty credit risk. The Bank is normally permitted to sell or repledge the collateral it receives on securities borrowing and lending and derivative transactions, under terms that are common and customary to standard lending, and stock borrowing and lending activities.
(b) Collateral pledged
In the normal course of business, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. As at January 31, 2008, total assets pledged were $40 billion (October 31, 2007 – $40 billion). Asset pledging transactions are conducted under terms that are common and customary to standard lending, and stock borrowing and lending activities. Standard risk management controls are applied with respect to asset pledging.
Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is managed within the framework of policies and limits approved by the Board of Directors. The Board receives reports on risk exposures and performance against approved limits. The Liability Committee (LCO) provides senior management oversight of liquidity risk and meets weekly to review the Bank’s liquidity profile.
The key elements of the Bank’s liquidity risk framework include: (i) liquidity risk measurement and modeling, including limits on maximum net cash outflow by currency over specified short-term horizons; (ii) diversification of the Bank’s funding sources; (iii) maintaining a pool of highly liquid, unencumbered assets that can be readily sold or pledged to secure borrowings; (iv) liquidity stress testing; and (v) liquidity contingency planning.
Liquidity profile
The Bank maintains large holdings of liquid assets to support its operations, as shown in the table below. These assets generally can be sold or pledged to meet the Bank’s obligations.
The Bank prudently diversifies its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate. Risk management controls are applied with respect to funding and liquidity management.

Liquid Assets	As at

January 31
($ millions)	2008

Canadian dollar liquid assets
Cash and deposits with the Bank of Canada	$676
Deposits with other banks	4,983
Securities	52,856

$58,515

Foreign currency liquid assets
Cash and deposits with the Bank of Canada	$4,798
Deposits with other banks	25,954
Securities	23,567
Call and short loans	1,191

$55,510

Total liquid assets
Cash and deposits with the Bank of Canada	$5,474
Deposits with other banks	30,937
Securities	76,423
Call and short loans	1,191

$114,025

Liquid assets as a % of total assets	25.4%

Scotiabank First Quarter Report 2008     27

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Contractual maturities

The table below shows the contractual maturities of certain of the Bank’s financial liabilities..The Bank’s deposit liabilities shown below are those recorded in Canada and the United States which amounted to $241 billion, representing 76% of the Bank’s total deposits.

			Payable on a fixed date
	Payable on	Payable after	Less than	One to	Greater than
($ millions)	demand	notice	one year	five years	five years	Total

Deposits	$26,710	$38,900	$120,885	$48,622	$6,181	$241,298
Subordinated debentures	–	–	256	–	1,894	2,150
Capital instrument liabilities	–	–	–	–	500	500

Total	$26,710	$38,900	$121,141	$48,622	$8,575	$243,948

Deposits
The Bank’s foreign operations have their own liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.
Commitments to extend credit
In the normal course of business, the Bank enters into commitments to extend credit in the form of loans or other financings for specific amounts and maturities, subject to specific conditions. These commitments, which are not reflected on the Consolidated Balance Sheet, are subject to normal credit standards, financial controls and monitoring procedures. As at January 31, 2008, the majority of commitments to extend credit had a remaining term to maturity of less than one year.
Derivative instruments
The Bank is subject to liquidity risk relating to its use of derivatives to meet customer needs, generate revenues from trading activities, manage market and credit risks arising from its lending, funding and investment activities, and lower its cost of capital. More than half of the notional value of the Bank’s derivative instruments mature within one year, while 87% mature within five years.
Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility. The Board of Directors reviews and approves market risk policies and limits annually. The LCO and Market Risk Management and Policy Committee (MRMPC) oversee the application of the framework set by the Board, and monitor the Bank’s market risk exposures and the activities that give rise to these exposures.
The Bank uses a variety of metrics and models to measure and control market risk exposures. The measurements used are selected based on an assessment of the nature of risks in a particular activity. The principal measurement techniques are Value at Risk (VaR), stress testing, sensitivity analysis and simulation modeling, and gap analysis. Models are independently validated prior to implementation and are subject to formal periodic review.
VaR is a statistical measure that estimates the potential loss in value of the Bank’s trading positions due to adverse market movements over a defined time horizon with a specified confidence level. To complement VaR, the Bank also uses stress testing to examine the impact that abnormally large swings in market factors and periods of prolonged inactivity might have on trading portfolios. The stress testing program is designed to identify key risks and ensure that the Bank’s capital can easily absorb potential losses from abnormal events. The Bank subjects its trading portfolios to more than 75 stress tests on a daily basis, and more than 250 stress tests on a monthly basis.
Sensitivity analysis assesses the effect of changes in interest rates on current earnings, other comprehensive income and on the economic value of assets and liabilities. Simulation modeling under various scenarios is particularly important for managing risk in the deposit, lending and investment products the Bank offers to its retail customers. Gap analysis is used to assess the interest rate sensitivity of the Bank’s retail, wholesale banking and international operations. Under gap analysis, interest rate-sensitive assets, liabilities and derivative instruments are assigned to defined time periods on the basis of expected repricing dates.
Interest rate risk
Interest rate risk, inclusive of credit spread risk, is the risk of loss due to: changes in the level, slope and curvature of the yield curve; the volatility of interest rates; mortgage prepayment rates; changes in the market price of credit; and the creditworthiness of a particular issuer. The Bank actively manages its interest rate exposures with the objective of enhancing net interest income within established risk tolerances. Interest rate risk arising from the Bank’s funding and investment
28      Scotiabank First Quarter Report 2008

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
activities is managed in accordance with Board-approved policies and global limits, which are designed to control the risk to income and economic value of shareholders’ equity. The income limit measures the effect of a specified shift in interest rates on the Bank’s annual net income and comprehensive income, while the economic value limit measures the impact of a specified change in interest rates on the present value of the Bank’s net assets. Interest rate exposures in individual currencies are also controlled by gap limits.
The following table shows the breakdown of the Canadian dollar and foreign currency interest rate gaps as at January 31, 2008:

Interest rate gap

Interest rate position(1)			Cumulative		Non-interest
	Less than	Three to	less than	Greater than	rate
As at January 31, 2008 ($ millions)	three months	twelve months	one year	one year	sensitive

Canadian dollars	$12,960	$(9,989)	$2,971	$5,034	$(8,005)

Foreign currencies	$(8,092)	$9,123	$1,031	$15,941	$(16,972)

Total gap	$4,868	$(866)	$4,002	$20,975	$(24,977)

(1)	The above figures reflect the inclusion of derivative instruments, as well as an estimate of prepayments on consumer and mortgage loans and cashable GICs.
Based on the Bank’s interest rate positions as at January 31, 2008, an immediate and sustained 100 basis point rise in interest rates across all currencies and maturities would increase after-tax net income by approximately $124 million over the next 12 months. A similar rise in interest rates would increase after-tax other comprehensive income by approximately $22 million and decrease economic value of shareholders’ equity by approximately $548 million.
Foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates, and the volatility of currency exchange rates. The Bank’s exposure to its net investments in self-sustaining foreign operations is controlled by a Board-approved limit. This limit considers potential volatility to shareholders’ equity as well as the potential impact on capital ratios from foreign exchange fluctuations. On a quarterly basis, the LCO reviews the Bank’s exposures to these net investments. The Bank may fully or partially hedge this exposure by funding the investments in the same currency, or by using other financial instruments, including derivatives.
The Bank is subject to foreign currency risk on the earnings of its foreign operations. To manage this risk, foreign currency revenues and expenses, which are primarily denominated in U.S. dollars, are projected over a number of future fiscal quarters. The LCO assesses economic data and forecasts to decide on the portion of the estimated future foreign currency revenues and expenses to hedge. Hedging instruments normally include foreign currency spot and forward contracts, as well as foreign currency options and swaps.
In the absence of hedging activity, a one per cent increase (decrease) in the Canadian dollar against all the currencies in which the Bank operates, decreases (increases) the Bank’s annual earnings by approximately $34 million before tax, primarily from exposure to U.S. dollars. A similar change in the Canadian dollar would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $145 million, net of hedging.
Equity risk
Equity risk is the risk of loss due to adverse movements in equity prices. Equity risk is often classified into two categories: general equity risk, which refers to the sensitivity of an instrument or portfolio’s value to changes in the overall level of equity prices, and issuer-specific risk.
The Bank is exposed to equity risk through its equity investment portfolios, which are controlled by Board approved limits. Equity investments include common and preferred shares, as well as a diversified portfolio of third-party managed funds. Equity securities are held for liquidity and/or longer-term capital appreciation, or attractive after-tax yields.
The majority of the Bank’s equity investment portfolios are managed by Group Treasury under the strategic direction of the LCO. Group Treasury delegates the management of a portion of equity and equity-related portfolios to Scotia Cassels Investment Counsel Limited and other external fund managers to take advantage of these fund managers’ expertise in particular market niches and products.
The fair value of available-for-sale equity securities was $3,223 million as at January 31, 2008.
Scotiabank First Quarter Report 2008      29

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
Trading portfolio risk management
The Bank’s policies, processes and controls for trading activities are designed to achieve a balance between pursuing profitable trading opportunities and managing earnings volatility within a framework of sound and prudent practices. Trading activities are primarily customer focused, but also include a proprietary component.
Market risk arising from the Bank’s trading activities is managed in accordance with Board-approved policies and aggregate VaR and stress testing limits. The quality of the Bank’s VaR is validated by regular back testing analysis, in which the VaR is compared to theoretical and actual profit and loss results. The Board reviews VaR and stress testing results quarterly.
Trading portfolios are marked to market in accordance with the Bank’s valuation policies. Positions are marked to market daily and valuations are independently reviewed by back office or GRM units on a regular basis. These units also provide profit and loss reporting, as well as VaR and limit compliance reporting to business unit management and executive management for evaluation and action as appropriate. VaR is calculated daily using a 99% confidence level, a one-day holding period and historical simulations based on 300 days of market data. This means that, on average, the trading book may lose more than the VaR about once every 100 days.
The table below shows the Bank’s VaR by risk factor:

	One-day VaR by risk factor
	As at	For the three months ended
	January 31,	January 31, 2008
($ millions)	2008	Average	High	Low

Interest rate	16.7	13.8	18.5	9.8
Equities	2.8	4.5	7.4	2.5
Foreign exchange	0.6	0.9	1.9	0.4
Commodities	3.4	2.7	3.6	1.9
Diversification	(4.2)	(5.3)	n/a	n/a
All-Bank VaR	19.3	16.6	20.5	12.5

Hedges
There are three main types of hedges for accounting purposes: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.
In a fair value hedge, the change in fair value of the hedging derivative is offset in the Consolidated Statement of Income by the change in fair value of the hedged item relating to the hedged risk. The Bank utilizes fair value hedges primarily to convert fixed rate financial assets and liabilities to floating rate. The main financial instruments designated in fair value hedging relationships include bond assets, loans, deposit liabilities and subordinated debentures.
In a cash flow hedge, the change in fair value of the hedging derivative is recorded in other comprehensive income until the hedged item affects the Consolidated Statement of Income. The Bank utilizes cash flow hedges primarily to convert floating rate deposit liabilities to fixed rate. The reclassification from accumulated other comprehensive income to earnings over the next 12 months as a result of outstanding cash flow hedges is expected to be a net loss of approximately $99 million (after tax). As at January 31, 2008, the maximum length of cash flow hedges outstanding was less than seven years.
In a net investment hedge, the change in fair value of the hedging instrument, is recorded directly in other comprehensive income. These amounts are recognized in income when the corresponding cumulative translation adjustments from the self-sustaining foreign operation are recognized in income.
Any hedge ineffectiveness is measured and recorded in current period income in the Consolidated Statement of Income. The Bank recorded a loss of $6 million during the quarter (October 31, 2007 – $18 million loss; January 31, 2007 – $12 million gain), of which a loss of $4 million (October 31, 2007 – $23 million loss; January 31, 2007 – $9 million gain) related to cash flow hedges, due to the ineffective portion of designated hedges. When either a fair value or cash flow hedge is discontinued, any cumulative adjustment to either the hedged item or other comprehensive income is recognized in income over the remaining term of the original hedge, or when the hedged item is derecognized.
Items designated as trading
The Bank has elected to designate certain portfolios of assets and liabilities as trading which are carried at fair value with changes in fair values recorded in income.
The Bank’s trading operations transact credit derivatives for customers. The Bank may purchase the underlying loan(s) from another counterparty to economically hedge the derivative exposure. As a result, the Bank significantly reduces or eliminates an accounting mismatch between the two instruments. The fair value of these loans was $6.4 billion as at January 31, 2008 (October 31, 2007 – $4.1 billion; January 31, 2007 – $4.6 billion). The change in fair value that was recorded through trading income was a loss of $280 million for the three months ended January 31, 2008 (October 31, 2007 – $112 million gain; January 31, 2007 – $110 million gain). These changes in fair value were entirely offset by the changes in the fair value of the related credit derivatives.
30      Scotiabank First Quarter Report 2008

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The Bank’s trading operations purchase loan assets in specifically authorized portfolios for which performance is evaluated on a fair value basis. The fair value of these loans was $110 million as at January 31, 2008 (October 31, 2007 – $151 million; January 31, 2007 – $152 million). The change in fair value recorded through trading income was a loss of $3 million for the three months ended January 31, 2008 (October 31, 2007 – $3 million gain; January 31, 2007 – $5 million gain).
The Bank has classified certain deposit note liabilities containing extension features as trading, in order to significantly reduce an accounting mismatch between these liabilities and fair value changes in related derivatives. The fair value of these liabilities was $766 million as at January 31, 2008 (October 31, 2007 – $847 million; January 31, 2007 – $847 million). The change in fair value, which is substantially attributable to changes in interest rates, recorded through net interest income was a loss of $10 million for the three months ended January 31, 2008 (October 31, 2007 – $11 million loss; January 31, 2007 – $2 million gain). These changes in fair value were substantially offset by the change in fair value of the related derivatives. The Bank is contractually obligated to pay $764 million to the holders of the notes at maturity.
8.	Employee future benefits

Employee future benefits include pensions and other post-retirement benefits, post-employment benefits and compensated absences. The following table summarizes the expenses for the Bank’s principal plans(1).

	For the three months ended
	January 31	October 31	January 31
($ millions)	2008	2007	2007

Benefit expenses
Pension plans	$1	$(4)	$9
Other benefit plans	29	19	30

	$30	$15	$39

(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
9.	Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking and Scotia Capital. Results for these operating segments are presented in the Business segment income tables on pages 12 to 16.

10.	Acquisitions

The Bank completed the acquisition of Chile’s Banco del Desarrollo on November 26, 2007, through the acquisition of 99.5 per cent of the outstanding shares for $1.0 billion. Total assets at acquisition were approximately $5.6 billion, mainly comprised of loans. The Bank will combine the operations of Banco del Desarrollo with its existing Scotiabank Sud Americano banking operations. Given the recentness of the acquisition, the Bank has not completed its assessment and valuation of the assets acquired and liabilities assumed for Banco del Desarrollo. As a result, the amount of the purchase price in excess of the carrying value of the assets and liabilities has not been fully allocated to the acquired assets and liabilities assumed in the Consolidated Balance Sheet. The excess purchase price over the net book value of $804 million is recorded in Other Assets – Other in the consolidated balance sheet pending finalization of the purchase price allocation.

The Bank completed an 18% equity investment in DundeeWealth Inc. for $348 million on September 28, 2007, with the right to acquire up to 20% after November 1, 2008. The investment is a combination of voting and convertible non-voting shares issued out of treasury by DundeeWealth Inc. This investment is accounted for under the equity method of accounting. The Bank has not completed its valuation of the assets acquired and liabilities assumed.
Scotiabank First Quarter Report 2008      31

SHAREHOLDER & INVESTOR INFORMATION
Direct deposit service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
     As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.
     For more information on participation in the plan, please contact the transfer agent.
Dividend dates for 2008
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 2	January 29
April 1	April 28
July 2	July 29
October 7	October 29
Annual Meeting date for fiscal 2008
The Annual Meeting of Shareholders of the Bank for the fiscal year ending October 31, 2008, will be held in Halifax, Nova Scotia, at 10:00 a.m., on Tuesday, March 3, 2009.
Duplicated communication
If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.
Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference call and Web broadcast
The quarterly results conference call will take place on March 4, 2008, at 9:00 a.m. EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone, toll-free, at 1-800-733-7560 (please call five to 15 minutes in advance). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com. Following discussion of the results by Scotiabank executives, there will be a question and answer session. Listeners are invited to submit questions by e-mail to investor.relations@scotiabank.com.
     A telephone replay of the conference call will be available from March 4, 2008, to March 18, 2008, by calling (416) 640-1917 and entering the identification code 21262348#. The archived audio webcast will be available on the Bank’s website for three months.
CONTACT INFORMATION
Investors:
Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com
Media:
For other information and for media enquiries, please contact the Public, Corporate and Government Affairs Department at the above address.
Telephone: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: 1-877-982-8767
Fax: 1-888-453-0330
E-mail: service@computershare.com
Shareholders (continued):
Co-Transfer Agent (U.S.A.)
Computershare Trust Company N.A.
350 Indiana Street
Golden, Colorado 80401 U.S.A.
Telephone: 1-800-962-4284
For other shareholder enquiries, please contact the Finance Department:
Scotiabank
Scotia Plaza, 44 King Street West
Toronto, Ontario, Canada M5H 1H1
Telephone: (416) 866-4790
Fax: (416) 866-4048
E-mail: corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.
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